Smart IOPS, Inc.



ANNUAL REPORT

1551 McCarthy Blvd, Suite 208

Milpitas, CA 95035

(916) 425-1512

https://smartiops.com/StartEngine/

This Annual Report is dated May 1, 2023.

BUSINESS

Smart IOPS is an innovative leader in flash-based storage solutions creating new possibilities for current and next-generation data-intensive applications. We are a US company with our main office in Silicon Valley in Milpitas, California, and a wholly owned subsidiary, Smart IOPS (India) Research Center, in Bangalore, India with a primary focus on research and development.

Powered by TruRandom™, Smart IOPS' solid state devices (SSDs) substantially increase IOPS and bandwidth to remove the storage I/O bottlenecks that limit modern data centers and enterprises. So far the Company has 16 patents granted with several more in the pipeline.

Smart IOPS flash storage solutions enable Cloud Service Providers (CSP), High-Performance Computing (HPC), and enterprise data centers to confidently deploy I/O-intensive applications like AI/ML, CDN, Media & Entertainment, OLTP, OLAP, and industry-leading Databases like Oracle, Cassandra, Aerospike, Redis, MongoDB, MySQL, PostgreSQL to name a few, with greater reliability and SLA.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,250,000.00
Use of proceeds: R&D, operations, and sales
Date: March 01, 2020
Offering exemption relied upon: Rule 506(d)(1)

Type of security sold: Convertible Note
Final amount sold: $480,000.00
Use of proceeds: R&D, operations, and sales
Date: October 26, 2020
Offering exemption relied upon: Rule 506(d)(1)

Type of security sold: Convertible Note
Final amount sold: $925,000.00
Use of proceeds: R&D, operations, and sales
Date: April 09, 2021
Offering exemption relied upon: Rule 506(d)(1)

Type of security sold: Common CF stock
Final amount sold: $$216,419.40
Use of proceeds: R&D, operations, and sales
Date: Sept 12, 2022
Offering exemption relied upon: Reg CF

Type of security sold: Common CF stock
Final amount sold: $$216,419.40
Use of proceeds: R&D, operations, and sales
Date: Sept 12, 2022
Offering exemption relied upon: Reg CF

Type of security sold: Preferred Stock
Final amount sold: $3,019,599.00
Use of proceeds: R&D, operations, and sales
Date: March 29, 2019
Offering exemption relied upon: Rule 506(d)(1)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

We started selling our SSD products in 2021 and the revenue for year 2021 was $326,830. During the year 2022 the revenue is $955,452. We almost tripled (2.9x) our revenue in 2022 over 2021. However, this year we see slowdown in the industry at least through first half of the year due to current financial climate, high interest rates, and oversupply of inventory among other factors. We are engaging customers and expect to see revenue growth due to customer interest in our enterprise SSD products. The enterprise SSDs are usually sold based on benchmarking and it is easier for a new company like ours to sell when decisions are made based on merit.

Cost of sales

Cost of sales in 2022 is $743,314. The Cost of sales has gone up from 2021 by $286,590. Cost of sales in 2022 was higher since we needed to purchase raw electronic components for SSD production in larger quantity to meet higher revenue as compared to 2021.

Gross margins

Our gross profit in 2022 was 212,137 as compared to the gross profit in 2021 which was -$129,894. We are starting to turn positive gross margins as the sales starts to grow. Also we hope to see increased cost efficiency in future as we grow our revenue and spend less on non-recurring costs such as QA and test equipment and other infrastructure needs related to supplying product to our customers.

Expenses

Year 2022 expenses came out to be $856,166 down from $1,354,217 from year 2021. We reduced our expenses significantly in 2022 as compared 2021 by reducing marketing cost and general administrative expenses including cutting down salaries. We also delayed payment of around $400,000 to our offshore design center until we raise enough cash to de-risk our US operations.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flow expected for the future because of the company was involved mostly in research and development so far.

Past cash was primarily generated through equity investments. Our goal going forward is to increase sales of our PCIe-Gen4 NVMe SSD, introduce next-generation PCIe-Gen5 NVMe SSD and surpass an annual revenue of five million in next two years. In the past we were focused on the completion of product and our cash was generated through either equity investment or convertible note investment. However, since our initial product is complete and shipping to customers, we believe the revenue from sales will increasingly start to contribute to the generated cash.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $181,918.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Smart IOPS (India) Research Center
Amount Owed: $388,602.00
Interest Rate: 0.0%
One of the company's Directors, Radhakrishnan Nair, has made a short-term interest free loan to Smart IOPS India subsidiary in the amount of INR 31,088,100.00 (USD 388,602) to fund regular operations of the subsidiary business. This debt is expected to grow as we delay payment to Smart IOPS India subsidiary in order to preserve cash in the US.

Creditor: US Small Business Administration
Amount Owed: $7,000.00
Interest Rate: 3.75%
Economic Injury Disaster Loan (EIDL)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ashutosh K. Das

Ashutosh K. Das's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO
Dates of Service: October, 2013 - Present
Responsibilities: The CEO has general supervision, direction and control of the business and officers of the corporation. Current salary $156K per year.

Position: Board of Director
Dates of Service: October, 2013 - Present
Responsibilities: The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute

or by the Certificate of Incorporation

Name: Radhakrishnan D. Nair

Radhakrishnan D. Nair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer
Dates of Service: August, 2014 - Present
Responsibilities: Responsible for general operations of the company. Overall responsibility of Smart IOPS (India) Research Center, Pvt. Ltd. as its Managing Director. Current salary $120K per year.

Position: Board of Directors
Dates of Service: August, 2014 - Present
Responsibilities: The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation

Name: Manuel d'Abreu

Manuel d'Abreu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior VP and Chief Scientist
Dates of Service: May, 2015 - Present
Responsibilities: Responsible for intellectual property filing and execution strategy of the company. Working with technical team on the product development. Current salary $48K per year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ashutosh K. Das
Amount and nature of Beneficial ownership: 30,006,000
Percent of class: 38.61

RELATED PARTY TRANSACTIONS

Name of Entity: Smart IOPS (India) Research Center

Names of 20% owners: Smart IOPS, Inc.

Relationship to Company: Wholly owned subsidiary of the Smart IOPS, Inc.

Nature / amount of interest in the transaction: Smart IOPS (India) Research Center based in India is a research and development arm of USA based Smart IOPS, Inc. Smart IOPS (India) Research Center performed research and development work for Smart IOPS, Inc. in the past and was paid for the services.

Material Terms: The India based entity is wholly owned subsidiary of the Smart IOPS, Inc. The expenses are paid by Smart IOPS, Inc. to Smart IOPS (India) Research Center for its employee salaries, benefits, rent, and miscellaneous other operational expenses. In addition, One of the company's Directors, Radhakrishnan Nair, has made a short-term interest free loan to Smart IOPS India Subsidiary in the amount of INR 31,088,100.00 (USD 388,602) to fund regular operations of the subsidiary business. This amount is expected to increase as more loan is made to sustain operations of the subsidiary.

OUR SECURITIES

The company has authorized Common Stock, Common CF Stock and Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 61,666,416 outstanding.

Voting Rights
1 vote per share

Material Rights
The total amount outstanding includes 4,930,832 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 3,849,418 shares to be issued pursuant to stock options, reserved but unissued.

Common CF Stock

The amount of security authorized is 10,000,000 with a total of 4,263,064 outstanding.

Voting Rights

There are no voting rights associated with Common CF Stock.

Material Rights

There are no material rights associated with Common CF Stock.

Series Seed Preferred Stock

The amount of security authorized is 13,282,521 with a total of 11,775,755 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights: The holders of Series Seed Preferred Stock have certain liquidation preferences. See Exhibit F for details.

Conversion Rights: The holders of Series Seed Preferred Stock have certain conversion rights. See Exhibit F for details.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common CF Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common CF Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the data storage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Due to recent rate increases by Federal Reserve, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in previous offering includes investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) have made investments in previous offering. Any such investments is included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have manufactured and sold our PCIe-Gen3 NVMe SSD products in limited quantity. Delays or cost overruns in the development of our PCIe-Gen4 and PCIe-Gen5 SSD products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common CF Stock that an investor owns has no voting rights attached to them and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that high end Enterprise SSD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart IOPS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart IOPS could harm our reputation and materially negatively impact our financial condition and business. Supply Chain Risk for Electronic Manufacturer In 2022, we face several supply chain risks including, electronic component material shortages, component price increases due to material shortages and manufacturing disruptions as a result of climate change and the continuing pandemic, longer lead times due to buffer inventory depletion, and Geopolitical rivalries between China and North America. Being an electronic data storage device manufacturer, We are subject to these risks and our revenue forecast and our operations can be affected in a manner that is not foreseeable due to unpredictable nature of supply chain risk.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Smart IOPS, Inc.

By /s/ *Ashutosh K. Das*

Name: Smart IOPS, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

SMART IOPS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Smart IOPS, Inc.
Milpitas, California

We have reviewed the accompanying financial statements of Smart IOPS, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 30, 2023
Los Angeles, California

SMART IOPS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	181,918	$	454,526
Acccounts Receivable, net		7,430		102,300
Inventories		340,215		340,215
Due from Related Parties		275,313		-
Prepaids and Other Current Assets		16,657		13,882
Total Current Assets		**821,532**		**910,923**
Property and Equipment, net		18,501		31,216
Intangible Assets		129,041		100,104
Total Assets	$	**969,074**	$	**1,042,243**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	42,298	$	41,149
Credit Card		34,774		5,718
Due to Related Parties		-		24,687
Other Current Liabilities		53,758		900
Total Current Liabilities		**130,830**		**72,454**
Promissory Notes and Loans		-		289,951
Convertible Note		-		1,940,000
Accrued Interest on Convertible Note		-		73,208
Total Liabilities		**130,830**		**2,375,613**
STOCKHOLDERS EQUITY				
Common Stock		5,289		5,289
Series Seed Preferred Stock		1,178		1,178
Common CF Stock		412		-
Additional Paid in Capital		13,229,440		10,624,168
Retained Earnings/(Accumulated Deficit)		(12,398,074)		(11,964,004)
Total Stockholders' Equity		**838,244**		**(1,333,370)**
Total Liabilities and Stockholders' Equity	$	**969,074**	$	**1,042,243**

See accompanying notes to financial statements.

SMART IOPS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 955,452	$ 326,830
Cost of Goods Sold	743,314	456,724
Gross profit	212,137	(129,894)
Operating expenses		
General and Administrative	837,656	1,273,202
Sales and Marketing	18,510	81,015
Total operating expenses	856,166	1,354,217
Operating Income/(Loss)	(644,028)	(1,484,111)
Interest Expense	103,929	73,366
Other Loss/(Income)	(313,887)	1,584
Income/(Loss) before provision for income taxes	(434,070)	(1,559,061)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (434,070)	$ (1,559,061)

See accompanying notes to financial statements.

SMART IOPS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Common CF Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	52,873,666	5,287			11,775,755	1,178	10,602,903	$ (10,404,942)	$ 204,425
Issuance of Stock	12,500	1			-	-	19,015		19,017
Shared-based compensation							2,249		2,249
Net income/(loss)								(1,559,061)	(1,559,061)
Balance—December 31, 2021	52,886,166	$ 5,289			11,775,755	$ 1,178	$ 10,624,168	$ (11,964,004)	$ (1,333,370)
Conversion of Convertible Notes into shares	-	-	4,122,549	$ 412	-	-	2,586,980		2,587,393
Shared-based compensation							18,292		18,292
Net income/(loss)								(434,070)	(434,070)
Balance—December 31, 2022	52,886,166	$ 5,289	4,122,549	$ 412	11,775,755	$ 1,178	$ 13,229,440	$ (12,398,074)	$ 838,244

See accompanying notes to financial statements.

SMART IOPS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(434,070)	$ (1,559,061)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		12,715	12,715
Amortization of Intangibles		18,132	13,426
Share-based Compensation		18,292	2,249
PPP Loan fogiven		(289,951)	
Changes in operating assets and liabilities:			
Acccounts receivable, net		94,870	(102,300)
Inventories		-	(185,748)
Prepaids and Other Current Assets		(2,774)	-
Accounts Payable		1,149	38
Credit Card		29,056	3,889
Other Current Liabilities		52,858	(48)
Accrued interest on Convertible Note		-	60,758
Due from Related Parties		(275,313)	
Due to related parties		(24,687)	(53,063)
Net cash provided/(used) by operating activities		**(799,724)**	**(1,807,146)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Intangible Assets		(47,069)	(17,227)
Net cash provided/(used) in investing activities		**(47,069)**	**(17,227)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		574,185	19,017
Borrowing on Promissory Notes and Loans			144,975
Borrowing on Convertible Notes		-	1,410,000
Net cash provided/(used) by financing activities		**574,185**	**1,573,992**
Change in Cash		(272,608)	(250,382)
Cash—beginning of year		454,526	704,907
Cash—end of year	$	**181,918**	$ **454,526**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	103,929	$ 73,366
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Smart IOPS Inc. was incorporated on October 23, 2013, in the state of Delaware. The financial statements of Smart IOPS Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Milpitas, California.

Smart IOPS sells high-end data storage products in a large high-growth, high-margin, and enterprise SSD electronic storage market. Company has developed a novel technology called TruRandom® Technology after eight years of R&D with fifteen granted patents and several patents in various stages of approval. Smart IOPS' SSD product lines called Data Engine™ and Unobtanium™ use the proprietary TruRandom® technology to offer unprecedented performance and quality to its customers. Smart IOPS' high-end SSD products are used by datacenters and enterprise customers all over the world to run mission critical applications related to AI/ML, Databases, Online Transaction Processing, and Content Delivery Network, etc. Smart IOPS' customers include large companies and institutions like NASA, Verizon Media, The Trade Desk, LexisNexis, among others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $204,526, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees.

Income Taxes

Smart IOPS, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of high-end data storage products.

Cost of sales

Costs of goods sold include the cost of equipment sold, engineering development costs and engineering professional expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $18,510 and $81,015, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	154,467	154,467
Raw materials	185,748	185,748
Total Inventories	**$ 340,215**	**$ 340,215**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid rent	13,882	13,882
Prepaid Tax	2,774	
Total Prepaids and Other Current Assets	**$ 16,657**	**$ 13,882**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	7,408	188
Other current liabilities	10,425	713
State Board of Equalization Payable	35,925	
Total Other Current Liabilities	**$ 53,758**	**$ 900**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 63,573	$ 63,573
Property and Equipment, at Cost	**63,573**	**63,573**
Accumulated depreciation	(45,072)	(32,357)
Property and Equipment, Net	**$ 18,501**	**$ 31,216**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $12,715 and $12,715, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Patent	$	181,325	$	134,255
Intangible assets, at cost		181,325		134,255
Accumulated amortization		(52,284)		(34,151.74)
Intangible assets, Net	$	129,041	$	100,104

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $18,132 and $13,426, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(18,132)
2024		(18,132)
2025		(18,132)
2026		(18,132)
Thereafter		(56,511)
Total	$	(129,041)

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 75,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 52,886,166 shares and 52,873,666 shares were issued and outstanding, respectively.

Common CF Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,122,549 shares and 0 were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 13,282,521 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 11,775,755 shares of Preferred Stock have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 12,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	2,543,000	$ 0.00	-
Granted	2,126,333		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	4,669,333	$ 0.00	7.65
Exercisable Options at December 31, 2021	4,669,333	$ 0.00	7.65
Granted	840,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	5,509,333	$ 0.00	6.65
Exercisable Options at December 31, 2022	5,509,333	$ 0.00	6.65

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $18,292 and $2,249, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. In 2022, the both PPP loans were forgiven in the full amount.

				For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bank of America - SBA PPP loan	$ 144,976	1.00%	he loan was forgiven in 2022	$ -	$ -	$ -	$ -	$ -	$ 1,450	$ 1,450	$ -	$ 144,976	$ 144,976
Bank of America - SBA PPP loan	$ 144,975	1.00%	he loan was forgiven in 2022	$ -	$ -	$ -	$ -	$ -	$ 1,450	$ 1,450	$ -	$ 144,975	$ 144,975
Total				$ -	$ -	$ -	$ -	$ -	$ 1,450	$ 1,450	$ -	$ 289,951	$ 144,976

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 530,000	4.50%	2020	2023	-	-	-	-	-	23,850	36,300	-	$ 530,000	566,300
2021 Convertible Notes (various lenders)	$1,410,000	4.50%	2021	2024	-	-	-	-	-	36,908	36,908	-	$ 1,410,000	1,446,908
Total	#REF!				$ -	$ -	$ -	$ -	$ -	$ 60,758	$ 73,208	$ -	$ 1,940,000	$ 566,300

The convertible notes are convertible into Common Shares at a conversion price. The conversion price shall mean the lesser of (i) the product of the price paid per share for Equity Securities by the investors in the Next Equity Financing, multiplied by 0.9, and (ii) the quotient of $50,000,000.00 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of the First Closing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than (i) the Notes and (ii) outstanding convertible promissory notes). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (129,527)	$ (434,350)
Valuation Allowance	129,527	434,350
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,111,856)	$ (982,329)
Valuation Allowance	1,111,856	982,329
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,726,058 and the Company had state net operating loss ("NOL") carryforwards of approximately $3,726,058. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In the past, the Company had transactions with its wholly owned subsidiary in India, Smart IOPS (India) Research Center, Pvt. Ltd. The total amount due to this related party amounted to $0 and $24,687 as of December 31, 2022 and December 31, 2021, respectively.

In the past, the Company had transactions with its wholly owned subsidiary in India, Smart IOPS (India) Research Center, Pvt. Ltd. The total amount due from this related party amounted to $275,313 and $0 as of December 31, 2022 and December 31, 2021, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 11, 2017, the Company entered into a lease contract with Balch II LLC to rent premises located in Milpitas, California. The base rent is $4,081 (until July 31, 2022, $3,982) and the lease ends on July 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	28,567
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 28,567**

Rent expenses were in the amount of $49,930 and $52,939, as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 30, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $644,028, an operating cash flow loss of $799,724, and liquid assets in cash of $181,918, which less than a year's worth of cash reserves as of December 31, 2022. The factors normally raise a substantial doubt on the company ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Ashutosh K. Das, Principal Executive Officer of Smart IOPS, Inc., hereby certify that the financial statements of Smart IOPS, Inc. included in this Report are true and complete in all material respects.

Ashutosh K. Das

CEO